SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OWLET, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69120X206

(CUSIP Number)

Lior Susan

Managing Member

Eclipse Ventures

514 High Street, Suite 4

Palo Alto, CA 94301

(650) 720-4667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,066,472 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse Continuity I (as defined in Item 2(a) of the Original Schedule 13D). Eclipse Continuity GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a) of the Original Schedule 13D) is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on 8,568,796 shares of the Issuer’s (as defined in the Explanatory Note below) Class A Common Stock (as defined in the Explanatory Note below) outstanding as of November 10, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2023 (the “Form 10-Q”).

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,066,472 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,066,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,472 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,694 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse I (as defined in Item 2(a) of the Original Schedule 13D). Eclipse I GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 968,694 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 968,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Early Growth GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,244,897 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,244,897 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,244,897 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.0% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by Eclipse EGF I (as defined in Item 2(a) of the Original Schedule 13D) and consist of (i) 2,944,606 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock (as defined in Item 6 of the Original Schedule 13D) and (ii) 5,300,291 shares of Class A Common Stock issuable upon exercise of the Warrant (as defined in Item 6 of the Original Schedule 13D). Eclipse EG GP I (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) the issuance of an aggregate of 8,244,897 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock held by Eclipse EGF I and upon exercise of the Warrant held by Eclipse EGF I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Eclipse Early Growth Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,244,897 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,244,897 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,244,897 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by Eclipse EGF I and consist of (i) 2,944,606 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and (ii) 5,300,291 shares of Class A Common Stock issuable upon exercise of the Warrant. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q, plus (ii) the issuance of an aggregate of 8,244,897 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock held by Eclipse EGF I and upon exercise of the Warrant held by Eclipse EGF I.

CUSIP No. 69120X206	13D

1	NAMES OF REPORTING PERSONS Lior Susan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,280,063 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,280,063 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,280,063 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.1% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,066,472 shares of Class A Common Stock held of record by Eclipse Continuity I, (ii) 968,694 shares of Class A Common Stock held of record by Eclipse I, (iii) 2,944,606 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held of record by Eclipse EGF I, and (iv) 5,300,291 shares of Class A Common Stock issuable upon exercise of the Warrant held of record by Eclipse EGF I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP and Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I and Eclipse EGF I.

(2)

Based on (i) 8,568,796 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2023, as reported by the Issuer in its Form 10-Q plus (ii) the issuance of an aggregate of 8,244,897 shares of Class A Common Stock upon the conversion of shares of Series A Convertible Preferred Stock held by Eclipse EGF I and upon exercise of the Warrant held by Eclipse EGF I.

CUSIP No. 69120X206	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Owlet, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on July 26, 2021 as amended by Amendment No. 1 filed with the Commission on February 27, 2023 (the “Original Schedule 13D”). Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 23, 2023, the Issuer held a stockholder meeting at which the stockholders approved, as a “change of control” of the Issuer for purposes of Section 312.03(d) of the New York Stock Exchange Listed Company Manual, the issuance of Class A Common Stock upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock and exercise of Warrants issued and sold to Eclipse EGF I. Accordingly, the Reporting Persons are no longer subject to the Individual Holder Share Cap (as defined in the Original Schedule 13D).

On July 7, 2023, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to effect a one-for-14 reverse stock split (the “Reverse Stock Split”) of the Issuer’s Class A Common Stock and a reduction in the number of authorized shares of Common Stock and authorized but unissued shares of the Issuer’s preferred stock. The ownership amounts and percentages in this Statement are reflected on a split-adjusted basis. The Class A Common Stock was issued a new CUSIP number 69120X206 (replacing CUSIP number 69120X107) in connection with the Reverse Stock Split.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

ECLIPSE VENTURES FUND I, L.P.

By:	Eclipse Ventures GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE VENTURES GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY FUND I, L.P.

By:	Eclipse Continuity GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE EARLY GROWTH FUND I, L.P.

By:	Eclipse Early Growth GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE EARLY GROWTH GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

/s/ Lior Susan
Lior Susan